

December 21, 2012

<u>Via E-mail</u>
Mr. Michael Kishbauch
Chief Executive Officer and President
Achillion Pharmaceuticals, Inc.
300 George Street
New Haven, CT 06511

Re: Achillion Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed March 8, 2012
          File No. 001-33095

Dear Mr. Kishbauch:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                        Sincerely,

                                                        /s/ Gus Rodriguez

                                                        Gus Rodriguez
                                                        Accounting Branch Chief